27 March 2009
Mr Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
U.S.A.
Dear Mr Rosenberg
Pharmaxis Ltd
Form 20-F for the Year Ended 30 June 2008
File No. 000-51505
We refer to the comments of the staff of the Securities and Exchange Commission (“Staff”) in relation to the above filing that were contained in your letter dated 4 March 2009 and respond as follows. Please note that all of the references to page numbers in this letter are made with respect to the filed Form 20-F for the Year Ended 30 June 2008.
Government Regulation and Product Approval, page 24

Comment 1:
We note your discussion of the U.S., E.U., and Australian regulatory system. Additionally, we note that you currently have approval to market Aridol in Korea, have appointed an independent marketing partner in Korea, and have established an office in China to manage Asia sales and marketing partnerships. Please provide a discussion of the regulatory system in Korea, China and any other jurisdiction that may be material to your operations. If you believe that Korea and China are not material to your operations, then please provide us with an analysis supporting your determination.

Response 1:
We do not consider that Korea and China are presently material to our operations and have therefore not provided a discussion of the regulatory system in Korea and China. Our focus is predominantly directed at obtaining approval for our products in the North American and European pharmaceutical markets. As an Australian company we also seek approval in the much smaller Australian market. The approval received in Korea for our product Aridol was facilitated by the fact that Korea, along with several other Asian countries, accepts an Australian approval as the basis for their approval.

Our major expenditure is directed at successfully completing the clinical trials required to file for marketing approval for our products. The clinical trials have been conducted predominantly in North America, Europe and Australia.

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

The regulatory approval process in China requires separate clinical trials in the Chinese population. We have not conducted any clinical trials within China and have yet to finalise the structure and timing of a clinical/regulatory strategy for China.

Similarly, we have established subsidiary companies in the U.S. and U.K. These are both being expanded to support the clinical, regulatory and sales activities in the U.S. and Europe respectively. By contrast we did not establish a subsidiary company in China, but rather a one person representative office with no current plans for it to be increased.

It is our intention to expand our discussion of the regulatory system in China and other select jurisdictions at the time we commit to the related clinical trial programs. For these reasons we do not believe a further discussion of the regulatory systems of jurisdictions other than the U.S., U.K. or Australia is necessary.

Contractual Obligations and Commitments, page 72

Comment 2:
Please revise your table to include your lease payments for your manufacturing, warehousing, research and office facility. Alternatively, explain why you believe you are not required to include these payments in the table.

Response 2:
As of the date of the filing of the Form 20-F and as of the date of this response letter we have not entered into a lease agreement for the facility. It was therefore not included in the table in section 2.2.10 Contractual Obligations and Commitments on page 72. The additional narrative disclosure immediately following the table describes the contingent lease obligations arising from the exercise of the Put and Call Option Deed (“Option Deed”).

The Option Deed (refer to section 4.2.5 Material Contracts on page 153) was entered into on 31 October 2007 and exercised on 22 April 2008. At that time we became contractually required to enter the lease agreement upon completion of the facility. However, until the facility is satisfactorily completed to the specifications contained in the Deed and the other provisions of the Option Deed complied with, we do not have an obligation to enter into the lease. We anticipate completion of the facility and entering into the lease in April 2009.

We have determined, in accordance with IAS 17 Leases, that the inception of the lease had not occurred at 30 June 2008 as there was no lease agreement in place and some key terms of the lease were still to be determined. The lease is classified as a finance lease in accordance with IFRS. As a finance lease, the assets and liabilities related to the lease are recognised at the commencement of the lease, which is determined to be at the time when the lessee exercises their right to use the asset. Therefore, the lease will be first recognised when the facility has been completed and is able to be used and the lease is entered into, which is anticipated to occur in April 2009.

Based on this assessment, as there is no lease, we consider there is no requirement to include the potential payments as lease commitments. We determined that the narrative disclosure on page 72 was appropriate in highlighting our potential obligations if the building is completed and a lease agreement established.

Summary of Significant Accounting Policies — (n) Intangible Assets; (iii) Research and Development, Page 105

Comment 3:
You state on page 65 in “Research and Development” that you expense all research and development costs as incurred, which conflicts with your disclosure herein regarding costs incurred on development projects. Please revise your disclosure to clarify.

Response 3:
Page 65 clarifies that our research and development costs are expensed as incurred. This is due to the fact that, at present, we have not met the criteria outlined in IAS 38 para 57 which states that development costs can only be recognised as an intangible asset if various criteria are met. Our disclosure in the section “(n) Intangible Assets, (iii) Research and development” on page 105 highlights that when the criteria are not met, then development costs are expensed.

Our disclosure on page 65 is based on a review of the current operating and financial results, in which the development costs are expensed. On this basis, we consider the disclosures on pages 65 and 105 are appropriate and do not require any change.

Adoption of IFRS — IFRS 1

Comment 4:
Please tell us whether the intent of the disclosures in sections 3.4 through 3.4.3 is to meet the disclosure requirements of paragraphs 38 through 40 of IFRS 1. If so, please tell us why these disclosures do not appear to be included in your audited financial statements and covered by your auditors’ report. Otherwise, please tell us the intent of these disclosures and how you have met the requirements of paragraphs 38 through 40 of IFRS 1.

Response 4:
Following the 2007 Release No. 33-8879 relating to the elimination of the U.S. GAAP reconciliation for issuers using IFRS as issued by the IASB, we decided to change from U.S. GAAP to IFRS for SEC filing purposes, commencing with our 2008 Form 20-F. We had previously reported under IFRS in Australia and had only applied U.S. GAAP for SEC filing purposes. Therefore this change enabled us to integrate our Australian and U.S. reporting using IFRS as the basis for preparing and presenting our primary financial statements.

Section 3.4 was not intended to comply with the requirements of IFRS 1. IFRS 1 is required to be applied by all companies in their first year of transition from local GAAP to IFRS (IFRS 1 para 2). In this regard, we had previously transitioned to IFRS in the year ended 30 June 2006 and our financial report for that year addressed the requirements of IFRS 1 para 38-40 providing transitional information for the year ended 30 June 2005. Para 4 of IFRS 1 states that an entity shall not apply IFRS 1 in any future year if it has already previously presented financial statements under national requirements and those financial statements contained an explicit and unreserved statement of compliance with IFRSs. Therefore IFRS 1 is no longer applicable for us in any year subsequent to 30 June 2006.

Although IFRS 1 was not technically applicable, the intent of the disclosure in Section 3.4 was to assist our U.S. investors in understanding any differences between our previously reported U.S. GAAP financial information and the financial presentation under IFRS, which they may not have previously seen. As indicated in Section 3.4, the only financial statement difference between IFRS and U.S.GAAP affecting us is the presentation of our grant income.

We believe our approach was consistent with subsequent comments made at the 2008 AICPA SEC Conference by Mr. Olinger with respect to the 2007 Release No. 33-8879 relating to the elimination of the U.S. GAAP reconciliation for issuers using IFRS as issued by the IASB. Mr. Olinger discussed recent implementation issues that have arisen in connection with the transition to IFRS for issuers that change from U.S. GAAP to IFRS in their SEC filings but are not first-time adopters under IFRS 1. He indicated that in these circumstances, while reconciliation between U.S. GAAP and IFRS may not be literally required by IFRS 1, the Staff favors inclusion of a reconciliation between the two GAAPs in the 20-F using the Item 17 reconciliation format. He indicated that both IAS 8 and FAS 154 require disclosure in the event of a change in accounting principles and that this fact suggests to the Staff that a reconciliation from U.S. GAAP to IFRS would be appropriate in these circumstances. He also indicated that this matter was on the agenda of the International Practices Task Force (“IPTF”) and the discussions between the Staff and the IPTF are ongoing. Based on the comments from Mr. Olinger at the Conference, as well as the current status of the IPTF discussions, it appears that the Staff would accept inclusion of the reconciliation in either the MD&A or the notes to the financial statements, as long as the format of the reconciliation was consistent with the guidance of Item 17 of Form 20-F.

Adoption of IFRS for Inclusion in U.S. Filings (Form 20-F), Page 136

Comment 5:
With respect to your reconciliation to U.S. GAAP in section 3.4.3, please tell us why the costs incurred on development projects are not included as a reconciling item, as the accounting for such costs is different under U.S. GAAP and IFRS.

Response 5:	As noted in our response to Comment 3 above we have to date expensed all research and development costs as incurred. As such there is no difference between U.S. GAAP and IFRS requiring reconciliation.
Material Contracts — Supply Arrangements

Comment 6:
We note your disclosure on page 80 that inadequate supplies of mannitol and inhalers could compromise the commercialization of your products. If you have supply agreements for these items, please file the supply agreements and describe the material terms of these agreements in your document. If you are not substantially dependent on these agreements and therefore believe they are not required to be filed, please provide us with an analysis supporting your determination.

Response 6:
Both mannitol and the inhalers used are standard products of their respective manufacturers purchased by us under the standard supply terms of those manufacturers. We do not have separate and specific supply agreements in relation to either.

The risks discussed on page 80 reference the inability of the manufacturers to supply as well as their willingness to supply to us in existing commercial terms. Mannitol is available from several manufacturers and our current supplier has more than one manufacturing location. In relation to the inhalers, we have recently reached an agreement in principle with the manufacturing concerning pricing and exclusivity of supply for use of the inhaler with mannitol, but this agreement in principle is still being documented. When this agreement is concluded we will determine whether it is a material contract and if so file same as such; however, we believe it is premature to discuss the matter in our Form 20 F at this point.

Material Contracts — AusIndustry P3 Funding Deed

Comment 7:
Please revise the description of the AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed to clarify that pursuant to the agreement you are required to perform research and development activities focused on the development for new treatments for autoimmune diseases and chronic respiratory disease. Additionally, it is unclear whether you accepted any funds related to autoimmune diseases. If you did not accept any finds for this purpose and therefore you were not obligated to perform these activities, then it is not necessary to describe these obligations.

Response 7:
As disclosed on page 27 (xiv) “Research Grant Funding” we had a research grant that funded eligible research and development activities undertaken by us in relation to both the development of new treatments for autoimmune diseases (also referred to within the document as “immune disorders”) and the development of new treatments for chronic respiratory diseases. Funding under the deed was provided quarterly in advance and then at the conclusion of each quarter eligible research expenditure incurred during the quarter was reconciled against the advance and reported to AusIndustry . There were no ongoing obligations to perform research activities after the quarter concluded. The financial statements discuss and disclose the accounting for differences between funding received and eligible research expenditure incurred. We therefore have no future research obligations for performing eligible activities under the P3 grant, respiratory or autoimmune. For these reasons we do not believe any changes are required to the disclosure in this section.

Material Contracts — R&D Start Grant

Comment 8:
Please revise the discussion of the Research and Development Start Program Grant Agreement to describe the nature of the project that was the subject of the grant. If the project is related to one of your current product candidates, please identify the product candidate.

Response 8:
Funding of our research activities by this grant concluded effective 31 December 2005. It is referenced in our “Comparison of financial years ended 30 June 2007 and 30 June 2006” (page 69) and in that context the purpose of the grant was noted, being “to develop new treatments for cystic fibrosis”. The agreement was retained in Material Contracts for the 2008 Form 20-F only because income received under the grant was included in a period reported within the financial statements. It is our intention to delete the disclosure of this grant agreement from the 2009 Form 20-F as it will have ceased to be relevant at this time.

Under these circumstances we consider that the disclosures on page 69 provide readers of the Form 20-F with sufficient information with respect to the nature of the project the subject of the grant.
Material Contracts — Lease Agreement

Comment 9:
It appears that you entered into a lease agreement after you exercised your call option with respect to the new facility. Please include a discussion of the material terms of the agreement and file the lease as an exhibit. Alternatively, provide us with an analysis supporting your determination that you are not required to file the lease.

Response 9:
Please refer to our response to Comment 2 above. The material terms of the lease agreement we will enter into at completion of the facility are discussed within the Deed (last paragraph of page 153) to which the lease is an annexure. The Deed, including the annexure of the lease, has been filed as exhibit 4.9 to the 2008 Form 20-F.

We acknowledge that, we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing adequately responds to your correspondence and questions. We would appreciate the Staff’s prompt response to this letter. Questions or comments regarding our responses should be directed to Elizabeth R. Hughes, Esq. at (703) 760-1649 or the undersigned.
Very truly yours,
David McGarvey
Chief Financial Officer/ Company Secretary

cc:	Elizabeth R. Hughes, Esq.